
05044011

TES
NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 51124

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GROWTH PARTNERS, INC. DBA THE Growth GROUP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 CARISSA
(No. and Street)

WOODLAND HILLS, CA 91367
(City) (State) (Zip Code)



PROCESSING
RECEIVED
JUL 06 2005

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFFREY R. KNAKAL 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BONFIGLIO + ASSOCIATES, LLC. (TOM BONFIGLIO)
(Name – *if individual, state last, first, middle name*)

900 SOUTH AVENUE (#101), STATEN ISLAND, NY, 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
SEP 22 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R. Kwakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Partners, Inc., dba The Growth Group, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public



DENISE A. ALLEN
COMM. #1396117
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 26, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ~~☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ~~☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.~~
- ~~☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ~~☐ (m) A copy of the SIPC Supplemental Report~~.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Notes to the Financial Statements

THE COMPANY

Growth Partners, Inc., dba The Growth Group was incorporated in December of 1994 in the State of New Jersey, and became registered as a Foreign Corporation in the State of California in April of 1998 (the "Firm"). In addition, The Growth Group became a fully registered Broker-Dealer with the NASD in 1998.

The Firm is primarily engaged in providing consultative merger & acquisition advisement to middle market companies. Specifically, the Growth Group provides advisory services to companies seeking to purchase another company, or The Growth Group provides advisory services to companies seeking to an outright or partial sale. All of the transaction activity pertains to the institutional marketplace. At times, The Growth Group will provide consultative advisement and advisory services to companies seeking to raise debt capital or equity capital from the institutional marketplace.

The Growth Group does not, or is not: 1) engaged in the underwriting of securities transactions, 2) conducts an activity with high net-worth individuals, 3) has or maintains customer accounts or funds of any type, and 4) anything other than an advisory firm. The Firm has only one principal, its President, Jeffery R. Knakal.

CASH & CASH EQUIVALENTS

This account has been maintained by the Firm with Wells Fargo Bank since 1997, and is in good standing with the Bank.

LIABILITIES

The Firm does not maintain any liabilities since all expenses are paid in cash as incurred, and no revolving debt or line of credit is maintained or is outstanding.

SHAREHOLDERS EQUITY

This account fully reconciles to the past and present capital investment and operating activities of the Firm, and is an accurate expression of Shareholders Equity.

By: 

Bonfiglio & Associates

GROWTH PARTNERS, INC. dba THE GROWTH GROUP

Statement of Internal Controls

In conjunction with our audit procedures regarding all of the relevant systems, information and procedures, we have found The Growth Group's internal controls to be more than sufficient to properly govern financial reporting related to the operating condition and statements, and financial statements of the Firm.

Specifically, our review found that The Growth Group maintains an accurate check ledger which is reconciled precisely to the Firm's monthly bank statement every month. After the passage of each quarter, quarterly operating and financial statements are prepared based on the integration of separately maintained schedules and ledgers. These schedules and ledgers are well organized and maintained. The quarterly information is used to prepare Focus Reports for the NASD (Part IIA Quarterly 17a-5(a)), and assembled on a cumulative basis to produce Year-to-Date Statements, which at year-end, result in the assembly of Fiscal Year financial statements, which are then duly audited, and submitted to the NASD.

As noted, since The Growth Group has only one officer, the above described Internal Controls are more than sufficient to maintain the governance and financial reporting integrity of the Firm. These good practices have been employed at least since the firm became a fully registered Broker-Dealer in 1998.

By: ______________________
Bonfiglio & Associates